THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION AND WE ARE NOT SOLICITING ANY OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT Issued November 23, 1998 (Subject to Completion)

(To Prospectus dated July 22, 1998)

                                3,000,000 Shares

                         Equity Office Properties Trust
       % SERIES C CUMULATIVE REDEEMABLE PREFERRED SHARES OF BENEFICIAL INTEREST
                     (Liquidation Preference $25 Per Share)
                            ------------------------

DISTRIBUTIONS ON THE SERIES C PREFERRED SHARES WILL BE CUMULATIVE FROM DECEMBER
   , 1998 AND WILL BE PAYABLE QUARTERLY AT THE RATE OF    % OF THE LIQUIDATION
  PREFERENCE PER ANNUM, STARTING MARCH 15, 1999. THE SERIES C PREFERRED SHARES
WILL NOT BE REDEEMABLE BEFORE DECEMBER   , 2003. BEGINNING DECEMBER   , 2003, WE
   MAY REDEEM ANY SERIES C PREFERRED SHARE AT $25 PER SHARE PLUS ACCUMULATED
                                 DISTRIBUTIONS.

                            ------------------------

 WE EXPECT TO LIST THE SERIES C PREFERRED SHARES ON THE NEW YORK STOCK EXCHANGE AND EXPECT THAT TRADING WILL COMMENCE WITHIN 30 DAYS AFTER INITIAL DELIVERY OF
                         THE SERIES C PREFERRED SHARES.

                            ------------------------

           INVESTING IN THE SERIES C PREFERRED SHARES INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-7.
                            ------------------------

                               PRICE $25 A SHARE
                            ------------------------

                                                             UNDERWRITING
                                          PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                           PUBLIC             COMMISSIONS            COMPANY
                                          --------           -------------         -----------
Per Share.............................     $25.00                  $                    $
Total.................................  $75,000,000          $                     $

                            ------------------------

     The Company has granted to the Underwriters the right to purchase up to an additional 450,000 Series C Preferred Shares to cover overallotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Underwriters expect to deliver the Series C Preferred Shares to
purchasers on December   , 1998.
                            ------------------------

MORGAN STANLEY DEAN WITTER (Bookrunner)  MERRILL LYNCH & CO.

PAINEWEBBER INCORPORATED
                      PRUDENTIAL SECURITIES INCORPORATED
                                                SALOMON SMITH BARNEY

November   , 1998

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT, TOGETHER OR INDIVIDUALLY, AN OFFER TO SELL, NOR ARE THEY SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                               TABLE OF CONTENTS

                       PROSPECTUS SUPPLEMENT

PROSPECTUS SUPPLEMENT SUMMARY...............................     S-3
  The Company...............................................     S-3
  The Offering..............................................     S-3
  Selected Financial Information............................     S-5
RISK FACTORS................................................     S-7
USE OF PROCEEDS.............................................     S-7
CAPITALIZATION..............................................     S-8
DESCRIPTION OF SERIES C PREFERRED SHARES....................     S-9
  General...................................................     S-9
  Distributions.............................................     S-9
  Liquidation Preference....................................    S-10
  Redemption................................................    S-10
  Voting Rights.............................................    S-11
  Conversion................................................    S-11
  Restrictions on Ownership and Transfer....................    S-11
FEDERAL INCOME TAX CONSIDERATIONS...........................    S-12
  Taxation of Holders of Series C Preferred Shares..........    S-12
  Recent Changes to Capital Gain Taxation...................    S-13
UNDERWRITERS................................................    S-14
LEGAL MATTERS...............................................    S-15

                             PROSPECTUS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........       2
AVAILABLE INFORMATION.......................................       2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............       2
THE COMPANY.................................................       4
USE OF PROCEEDS.............................................       4
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
  SHARE DISTRIBUTIONS.......................................       4
DESCRIPTION OF COMMON SHARES................................       4
DESCRIPTION OF PREFERRED SHARES.............................       6
DESCRIPTION OF WARRANTS.....................................      12
RESTRICTIONS ON OWNERSHIP AND TRANSFER......................      13
PLAN OF DISTRIBUTION........................................      15
EXPERTS.....................................................      16
LEGAL MATTERS...............................................      16

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is only a summary. It should be read together with the more detailed information elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information, including capitalized terms used but not defined in this prospectus supplement, is incorporated by reference into the prospectus.

                                  THE COMPANY

     Equity Office Properties Trust, a Maryland REIT, is the nation's largest publicly held owner and manager of office properties, with a national portfolio of 281 buildings comprising 74.8 million square feet in 24 states and the District of Columbia. We have an ownership presence in 36 Metropolitan Statistical Areas and in 80 submarkets, enabling us to provide a wide range of office solutions for local, regional and national customers.

                                  THE OFFERING

Issuer........................   Equity Office Properties Trust

Securities Offered............   3,000,000           % Series C Preferred
                                 Shares. We may sell up to 450,000 additional
                                 Series C Preferred Shares to the Underwriters to cover overallotments, if any.

Distributions.................   You will receive cumulative distributions on
                                 the Series C Preferred Shares at a rate of
                                        % of the liquidation preference of the
                                 Series C Preferred Shares per annum (equivalent
                                 to $       per annum per share). Our
                                 distributions are payable quarterly each year
                                 on March 15, June 15, September 15 and December
                                 15. Our first distribution is payable on March
                                 15, 1999 and at that time you will be entitled
                                 to receive the full amount of a quarterly
                                 distribution, plus a prorated amount for the
                                 period from December   , 1998 to but excluding
                                 December 15, 1998.

Maturity......................   We have not set a particular date to redeem the
                                 Series C Preferred Shares. Accordingly, the
                                 Series C Preferred Shares will remain
                                 outstanding until such a date is set and redemption occurs. In addition, we are not setting aside funds to redeem the Series C
                                 Preferred Shares at any time and we are not required to redeem the Series C Preferred
                                 Shares at any time unless we need to redeem them to assist us in maintaining our qualification as a REIT.

Optional Redemption...........   We may not redeem the Series C Preferred Shares
                                 prior to December   , 2003. On or after
                                 December   , 2003, at our option, we may redeem
                                 the Series C Preferred Shares, in whole or in part, for cash in the amount of $25.00 per share, plus accumulated distributions to the date of redemption. We may pay the redemption price (other than the portion consisting of accumulated distributions) only out of the sale proceeds of other shares of beneficial interest of the Company, which may include other series of preferred shares.

Liquidation Preference........   If we liquidate, dissolve or wind up the
                                 Company, you and the other holders of the Series C Preferred Shares will have a preferred right to receive $25.00 per share, plus all accumulated and unpaid distributions. See
                                 "Description of Series C Preferred Shares --
                                 Liquidation Preference."

Ranking.......................   We will pay distributions and, if we liquidate,
                                 dissolve or wind up the Company we will make liquidating distributions, to holders of the Series C Preferred Shares and holders of our outstanding Series A Preferred Shares and
                                 Series B Preferred Shares on an equal basis before we make any such payments to holders of our Common Shares.

Voting Rights.................   If we do not pay distributions on the Series C
                                 Preferred Shares for six or more quarterly periods (whether or not consecutive), you and the other holders of the Series C Preferred
                                 Shares (voting separately as a class with all other classes or series of equity securities of the Company upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until we pay all distributions we owe on the Series C Preferred Shares. You and the other holders of the Series C Preferred Shares will also be entitled to certain additional voting rights described herein. See
                                 "Description of Series C Preferred
                                 Shares -- Voting Rights." Holders of our outstanding Series A Preferred Shares and
                                 Series B Preferred Shares have substantially similar voting rights.

NYSE Listing..................   We expect to list the Series C Preferred Shares
                                 on the NYSE and expect that trading will commence within 30 days after initial delivery of the Series C Preferred Shares. While the
                                 Underwriters have advised us that they intend to make a market in the Series C Preferred
                                 Shares prior to commencement of trading on the NYSE, they are under no obligation to do so. We cannot assure you that a market for the Series
                                 C Preferred Shares will exist prior to or upon commencement of trading. See "Underwriters."

Ownership Limit...............   To assist us in maintaining our qualification
                                 as a REIT for federal income tax purposes, our Declaration of Trust provides that neither you nor anyone else may own more than 9.9% in value or number (whichever is more restrictive) of the Series C Preferred Shares.

Use of Proceeds...............   We will use the net proceeds from the offering
                                 of the Series C Preferred Shares to reduce outstanding indebtedness under our credit facility and for general corporate purposes.

                         SELECTED FINANCIAL INFORMATION

     We have set forth in the table below selected consolidated and combined financial and operating information on an historical basis for the Company and the Company's predecessors ("Equity Office Predecessors"). We recommend that you read the following information in conjunction with all of the financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and our Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and our Forms 8-K filed on June 30, 1998, July 10, 1998, September 3, 1998 and September 30, 1998, which documents are incorporated by reference into the prospectus. The selected combined financial and operating information of Equity Office Predecessors at December 31, 1994 and 1993, and for the year ended December 31, 1993, has been derived from the historical unaudited combined financial statements of Equity Office Predecessors.

                                      COMPANY FOR     COMPANY FOR     COMPANY FOR
                                          THE         THE PERIOD      THE PERIOD
                                      NINE MONTHS    JULY 11, 1997   FROM JULY 11,
                                         ENDED            TO            1997 TO
                                     SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,
                                         1998            1997            1997
                                     -------------   -------------   -------------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues:
 Rental, parking and other.........  $  1,194,694     $   162,290     $   406,713
                                     ------------     -----------     -----------
    Total revenues.................  $  1,210,697     $   164,568     $   412,968
                                     ------------     -----------     -----------
Expenses:
 Interest..........................  $    237,194     $    25,793     $    76,675
 Depreciation and amortization.....       218,083          24,161          70,346
 Property operating(1).............       431,897          62,885         155,679
 General and administrative........        45,137           5,855          17,690
 Provision for value impairment....            --              --              --
                                     ------------     -----------     -----------
    Total expenses.................  $    932,311     $   118,694     $   320,390
                                     ------------     -----------     -----------
Income before (income) loss
 allocated to minority interests,
 income from investments in
 unconsolidated joint ventures and
 mortgage receivables, gain on
 sales of real estate, and
 extraordinary items...............  $    278,386     $    45,874     $    92,578
Minority interests allocation......       (27,944)         (2,866)         (7,799)
Income from investments in
 unconsolidated joint ventures and
 mortgage receivables..............         8,155           1,426           3,173
Gain/(Loss) on sales of real estate
 and extraordinary items...........        (7,506)        (12,930)        (16,240)
                                     ------------     -----------     -----------
Net income before preferred
 distributions.....................       251,091          31,504          71,712
Preferred distributions............       (23,130)             --            (649)
                                     ------------     -----------     -----------
Net income available to Common
 Shares............................  $    227,961     $    31,504     $    71,063
                                     ============     ===========     ===========
Net income available per weighted
 average Share outstanding --
 Basic.............................  $        .91     $       .21     $       .44
                                     ============     ===========     ===========
Net income available per weighted
 average Share outstanding --
 Diluted...........................  $        .90     $       .21     $       .43
                                     ============     ===========     ===========
Weighted average Shares outstanding
 -- Basic..........................   251,071,623     151,691,121     162,591,477
                                     ============     ===========     ===========
Weighted average Shares outstanding
 -- Diluted........................   281,207,972     165,384,651     180,014,027
                                     ============     ===========     ===========
BALANCE SHEET DATA (at end of
 period):
Investment in real estate after
 accumulated depreciation..........  $ 12,777,129              --     $10,976,319
Total assets.......................  $ 13,631,834              --     $11,751,672
Mortgage debt, unsecured notes and
 lines of credit...................  $  5,672,115              --     $ 4,284,317
Total liabilities..................  $  6,145,194              --     $ 4,591,697
Minority interests.................  $    743,861              --     $   754,818
Shareholders' Equity/Owners'
 equity............................  $  6,742,779              --     $ 6,405,157
OTHER DATA:
General and administrative expenses
 as a percentage of total
 revenues..........................           3.7%            3.6%            4.3%
Number of Office Properties owned
 at period end.....................           285              93             258
Net rentable square feet of Office
 Properties........................          74.1            33.4            65.3
Occupancy of Office Properties
 owned at period end...............            95%             93%             94%
Number of Parking Facilities owned
 at period end.....................            17              16              17
Number of spaces at Parking
 Facilities owned at period end....        16,749          16,037          16,749
Funds from Operations(2)...........  $    486,005     $    70,148     $   163,253
Cash flow from operating
 activities........................  $    506,140     $    59,665     $   190,754
Cash flow used for investing
 activities........................  $ (1,926,369)    $   (85,634)    $(1,592,272)
Cash flow from/used for financing
 activities........................  $  1,331,732     $   158,593     $ 1,630,346

                                            EQUITY OFFICE PREDECESSORS (COMBINED HISTORICAL)
                                     ---------------------------------------------------------------
                                       FOR THE
                                     PERIOD FROM
                                     JANUARY 1,
                                       1997 TO             FOR THE YEARS ENDED DECEMBER 31,
                                      JULY 10,     -------------------------------------------------
                                        1997          1996         1995         1994         1993
                                     -----------      ----         ----         ----         ----
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues:
 Rental, parking and other.........   $ 327,017    $  493,396   $  356,959   $  230,428   $  150,315
                                      ---------    ----------   ----------   ----------   ----------
    Total revenues.................   $ 339,104    $  508,124   $  371,457   $  240,878   $  159,246
                                      ---------    ----------   ----------   ----------   ----------
Expenses:
 Interest..........................   $  80,481    $  119,595   $  100,566   $   59,316   $   36,755
 Depreciation and amortization.....      66,034        96,237       74,156       46,905       29,752
 Property operating(1).............     127,285       201,067      151,488      107,412       74,028
 General and administrative........      17,201        23,145       21,987       15,603       12,012
 Provision for value impairment....          --            --       20,248           --           --
                                      ---------    ----------   ----------   ----------   ----------
    Total expenses.................   $ 291,001    $  440,044   $  368,445   $  229,236   $  152,547
                                      ---------    ----------   ----------   ----------   ----------
Income before (income) loss
 allocated to minority interests,
 income from investments in
 unconsolidated joint ventures and
 mortgage receivables, gain on
 sales of real estate, and
 extraordinary items...............   $  48,103    $   68,080   $    3,012   $   11,642   $    6,699
Minority interests allocation......        (912)       (2,086)      (2,129)       1,437        1,772
Income from investments in
 unconsolidated joint ventures and
 mortgage receivables..............       1,982         2,093        2,305        1,778           --
Gain/(Loss) on sales of real estate
 and extraordinary items...........      12,236         5,338       31,271        1,705           --
                                      ---------    ----------   ----------   ----------   ----------
Net income before preferred
 distributions.....................      61,409        73,425       34,459       16,562        8,471
Preferred distributions............          --            --           --           --           --
                                      ---------    ----------   ----------   ----------   ----------
Net income available to Common
 Shares............................   $  61,409    $   73,425   $   34,459   $   16,562   $    8,471
                                      =========    ==========   ==========   ==========   ==========
Net income available per weighted
 average Share outstanding --
 Basic.............................
Net income available per weighted
 average Share outstanding --
 Diluted...........................
Weighted average Shares outstanding
 -- Basic..........................
Weighted average Shares outstanding
 -- Diluted........................
BALANCE SHEET DATA (at end of
 period):
Investment in real estate after
 accumulated depreciation..........          --    $3,291,815   $2,393,403   $1,815,160   $1,220,268
Total assets.......................          --    $3,912,565   $2,650,890   $2,090,933   $1,318,644
Mortgage debt, unsecured notes and
 lines of credit...................          --    $1,964,892   $1,434,827   $1,261,156   $  798,897
Total liabilities..................          --    $2,174,483   $1,529,334   $1,350,552   $  845,315
Minority interests.................          --    $   11,080   $   31,587   $    9,283   $  (15,298)
Shareholders' Equity/Owners'
 equity............................          --    $1,727,002   $1,089,969   $  731,098   $  488,627
OTHER DATA:
General and administrative expenses
 as a percentage of total
 revenues..........................         5.1%          4.6%         5.9%         6.5%         7.5%
Number of Office Properties owned
 at period end.....................          --            83           73           63           48
Net rentable square feet of Office
 Properties........................          --          29.2         23.1         18.5         13.6
Occupancy of Office Properties
 owned at period end...............          --            90%          86%          88%          80%
Number of Parking Facilities owned
 at period end.....................          --            10            3           --           --
Number of spaces at Parking
 Facilities owned at period end....          --         7,321        3,323           --           --
Funds from Operations(2)...........   $ 113,022    $  160,460   $   96,104   $   60,372           --
Cash flow from operating
 activities........................   $  95,960    $  165,975   $   93,878   $   73,821           --
Cash flow used for investing
 activities........................   $(571,068)   $ (924,227)  $ (380,615)  $ (513,965)          --
Cash flow from/used for financing
 activities........................   $ 245,851    $1,057,551   $  276,513   $  514,923           --

-------------------------
(1) Includes property operating expenses, real estate taxes and insurance, as well as repair and maintenance expenses.

(2) The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We believe that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute Funds from Operations in accordance with standards established by NAREIT, which may not be comparable to Funds from Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Funds from Operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. For a reconciliation of net income and Funds from Operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Funds from Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, which are incorporated into the prospectus by reference.

                                  RISK FACTORS

     Investing in the Series C Preferred Shares involves certain risks. As with other publicly traded securities, the value of the Series C Preferred Shares will depend on various market conditions and other factors which may change from time to time. In particular, the market value of the Series C Preferred Shares may fluctuate depending on market interest rates relative to the distribution rate on the Series C Preferred Shares, the extent of investor interest in the Company, our reputation and the reputation of REITs and office REITs generally, and the market's perception of our growth potential. Specific factors which could adversely affect our financial condition, our results of operations and the market's perception of our Company and hence the market value of the Series C Preferred Shares include the following:

     - Our financial condition and results of operations are subject to all the risks normally associated with the real estate industry, including risks that we may be unable to renew leases or relet space at favorable rents as leases expire, that new acquisitions may fail to perform as expected, that competition for acquisitions could result in increased prices and, because real estate is illiquid, that we may not be able to sell properties when appropriate.

     - Our financial condition and results of operations are subject to the risks normally associated with debt financing, including the possibility of increases in interest rates that would result in increased interest expense and the possibility that we will not be able to refinance our debt at maturity.

     - To qualify as a REIT, we have to distribute at least 95% of our net taxable income (excluding net capital gains). Consequently, to fund future growth and capital needs, we are dependent on third-party sources of capital, including from future equity offerings. Such capital may not be available or may be available only on unfavorable terms. In fact, recently the access of REITs to the capital markets has been limited.

     - Our status as a REIT is dependent on compliance with complex tax rules and regulations and various factual matters and circumstances that may not be totally within our control. Our failure to qualify as a REIT would likely have a significant adverse affect on the value of our outstanding securities, including the Series C Preferred Shares.

     For additional information about the foregoing risks and additional risk factors relevant to an investment in the Series C Preferred Shares, we refer you to the section captioned "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 1997, as amended, which is incorporated by reference into the prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering of the Series C Preferred
Shares, which are expected to be approximately $     million, will be used by
the Company to reduce outstanding indebtedness under its credit facility and for general corporate purposes. As of September 30, 1998, the outstanding amounts of indebtedness to be repaid with the proceeds from this offering bore interest at various floating rates, had a weighted average annual rate of 6.4% and had a weighted average maturity of three years.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company (1) as of September 30, 1998 and (2) as adjusted to give effect to the offering of the Series C Preferred Shares. The capitalization of the Company should be read in conjunction with the Company's combined consolidated financial statements and the notes thereto incorporated by reference into the prospectus.

                                                                 AS OF SEPTEMBER 30, 1998
                                                              -------------------------------
                                                                ACTUAL            AS ADJUSTED
                                                                ------            -----------
                                                                 UNAUDITED (IN THOUSANDS)
Debt:
  Mortgage Debt.............................................  $ 2,097,405         $ 2,097,405
  Credit Facilities.........................................    1,115,312           1,040,312
  Notes Payable.............................................    2,459,398           2,459,398
Minority Interest...........................................      743,861             743,861
Shareholders' Equity........................................    6,742,779           6,817,779
                                                              -----------         -----------
     Total Capitalization...................................  $13,158,755         $13,158,755
                                                              ===========         ===========

                    DESCRIPTION OF SERIES C PREFERRED SHARES

     This description of the particular terms of the Series C Preferred Shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms of the Preferred Shares set forth in the accompanying Prospectus, to which description reference is hereby made. The summary of the terms of the Series C Preferred Shares set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Amendment and Restatement of Declaration of Trust (the "Declaration of Trust"), the Articles Supplementary relating to the Series C Preferred Shares ("Articles Supplementary") and the Bylaws of the Company. Copies of the Declaration of Trust, the Articles Supplementary and the Bylaws may be obtained from the Company.

GENERAL

     The Declaration of Trust authorizes the Board of Trustees to issue 100 million Preferred Shares, to classify any unissued Preferred Shares and to reclassify any previously classified but unissued Preferred Shares of any series from time to time, in one or more series, as authorized by the Board of Trustees. Prior to issuance of Preferred Shares of each series, the Board of Trustees is required by the Maryland REIT law and the Declaration of Trust to set, subject to the provisions of the Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other dividends, qualifications and terms or conditions of redemption for each such series. Thus, the Board could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for holders of Preferred Shares or Common Shares or otherwise be in the holders' best interest. As of the date hereof, the Company has 8,000,000 shares of 8.98% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share (the "Series A Preferred Shares"), and 6,000,000 shares of 5.25% Series B Convertible, Cumulative Redeemable Preferred Shares, liquidation preference $50.00 per share ("Series B Preferred Shares"), outstanding. See "Description of Preferred Shares" in the accompanying Prospectus.

     The Board of Trustees of the Company will adopt a form of Articles Supplementary to the Declaration of Trust determining the terms of a series of
Preferred Shares consisting of up to                shares, designated
               % Series C Cumulative Redeemable Preferred Shares. The Series C Preferred Shares will rank on a parity with the Series A Preferred Shares and the Series B Preferred Shares as to distributions and amounts payable upon liquidation.

     The registrar, transfer agent and dividends disbursing agent for the Series C Preferred Shares will be Boston EquiServe LLP, an affiliate of First National Bank of Boston.

     We expect to list the Series C Preferred Shares on the NYSE and expect that trading will commence within 30 days after initial delivery of the Series C Preferred Shares. See "Underwriters."

DISTRIBUTIONS

     Holders of the Series C Preferred Shares shall be entitled to receive, when and as authorized by the Board of Trustees, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of
     % of the liquidation preference per annum (equivalent to $     per Series C
Preferred Shares per year). Distributions on the Series C Preferred Shares shall
be cumulative from December   , 1998 and shall be payable quarterly in arrears
on the fifteenth day of March, June, September and December, or, if not a business day, the next succeeding business day (each, a "Distribution Payment Date"). The initial distribution on the Series C Preferred Shares, which will be paid on March 15, 1999, if authorized by the Board of Trustees, will be for more than a full quarter. Such distribution and any distribution payable on the Series C Preferred Shares for any other partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of records as they appear in the share records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by the Board of Trustees of the Company for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date").

     No distributions on the Series C Preferred Shares will be authorized by the Board of Trustees or paid or set apart for payment if such authorization, payment or setting apart for payment would violate any agreement of the Company or is restricted or prohibited by law. Distributions on the Series C Preferred Shares will, nonetheless, accumulate whether or not any of the foregoing restrictions exist, whether or not there are funds legally available for the payment thereof and whether or not they are declared, and accumulated but unpaid distributions will accumulate as of the Distribution Payment Date on which they first become payable.

     Any distribution payment made on the Series C Preferred Shares shall first be credited against the earliest accumulated but unpaid distribution due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of any outstanding Series C Preferred Shares will be entitled to receive out of the assets of the Company available for distribution to shareholders remaining after payment or provision for payment of all debts and other liabilities of the Company, before any distribution is made in respect of the Company's Common Shares or any Preferred Shares ranking junior to the Series C Preferred Shares as to such assets, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid distributions to the date of payment. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to make such full payments to holders of Series C Preferred Shares and other Preferred Shares ranking on a parity with the Series C Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up of the Company, then holders of Series C Preferred Shares and such other Preferred Shares shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with or into another corporation nor a merger of another corporation with or into the Company nor a sale, lease or conveyance of all or substantially all of the Company's property or business will be considered a liquidation, dissolution or winding up of the Company.

REDEMPTION

     Except in certain circumstances relating to the preservation of the Company's status as a REIT for federal income tax purposes, the Series C
Preferred Shares will not be redeemable prior to December   , 2003. On or after
December   , 2003, the Company, at its option upon not less than 30 or more than
60 days' written notice, may redeem the Series C Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions thereon to the date of redemption (except as provided below), without interest, to the extent the Company will have funds legally available therefor. The redemption price of the Series C Preferred Shares (other than any portion thereof consisting of accumulated and unpaid distributions) may be paid solely from the sale proceeds of other capital shares of beneficial interest of the Company and not from any other source. For purposes of the preceding sentence, "capital shares of beneficial interest," means any equity securities (including common shares of beneficial interest and preferred shares of beneficial interest), shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of certificates evidencing Series C Preferred Shares to be redeemed shall surrender such certificates at the place designated in such notice and shall be entitled to the redemption price and any accumulated and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Series C Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Series C Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accumulate on such Series C Preferred Shares, such Series C Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and all accumulated and unpaid distributions thereon. If fewer than all of the outstanding Series C Preferred Shares are to be redeemed, the Series C Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series C Preferred Shares) or by any other equitable method determined by the Company. See "Restrictions on Ownership and Transfer" in the accompanying Prospectus.

     Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice furnished by the Company will be mailed, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, to the respective holders of record of the Series C Preferred Shares to be redeemed at their respective addresses as they appear on the Company's share transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series C Preferred Shares except to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and all accumulated and unpaid distributions thereon; (iii) the number of Series C Preferred Shares to be redeemed; (iv) the place or places where the certificates evidencing the Series C Preferred Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accumulate on such redemption date. If fewer than all the Series C Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Series C Preferred Shares to be redeemed from such holder.

     The holders of record of Series C Preferred Shares at the close of business on a Distribution Record Date will be entitled to receive the distribution payable with respect to the Series C Preferred Shares held by such holders on the corresponding Distribution Payment Date notwithstanding the redemption thereof between such Distribution Record Date and the corresponding Distribution Payment Date or the Company's default in the payment of the distributions due. Except as provided above, the Company will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series C Preferred Shares to be redeemed.

     The Series C Preferred Shares will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Ownership and Transfer" in the accompanying Prospectus).

VOTING RIGHTS

     On any matter on which the Series C Preferred Shares are entitled to vote (as expressly provided in the Articles Supplementary or as may be required by law), including any action by written consent, each Series C Preferred Share will be entitled to one vote, except that when shares of any other series of Preferred Shares have the right to vote with the Series C Preferred Shares as a single class on any matter, the Series C Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

     For further information regarding the voting rights of the holders of the Series C Preferred Shares, see "Description of Preferred Shares -- Voting Rights" in the accompanying Prospectus.

CONVERSION

     The Series C Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company at the option of the holder.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     The general restrictions on ownership and transferability described under "Restrictions on Ownership Transfer" in the accompanying Prospectus apply to the Series C Preferred Shares.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax considerations relating to the acquisition, ownership and disposition of the Series C Preferred Shares. The following description is for general information only, is not exhaustive of all possible tax considerations, and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax consequences. It does not discuss all aspects of federal income taxation that might be relevant to a specific shareholder in light of its particular investment or tax circumstances. The description does not purport to deal with aspects of taxation that may be relevant to shareholders subject to special treatment under the federal income tax laws. This discussion does not address the taxation of the Company, the impact on the Company of its election to be taxed as a REIT or the federal income tax considerations relevant to holders of Common Shares. Such matters are addressed in the Company's annual report on Form 10-K, as amended, for the year ended December 31, 1997, (the "Company's Annual Report") under the caption "Federal Income Tax Considerations."

     The information in this section is based on the Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change.

     As used in this section, the term "the Company" refers solely to Equity Office Properties Trust.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE ACQUISITION, OWNERSHIP AND SALE OF SERIES C PREFERRED SHARES IN LIGHT OF ITS SPECIFIC TAX AND INVESTMENT SITUATIONS AND THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS APPLICABLE TO IT.

TAXATION OF HOLDERS OF SERIES C PREFERRED SHARES

     DIVIDENDS AND OTHER DISTRIBUTIONS; BACKUP WITHHOLDING. For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of the Company, and the backup withholding rules, see the discussions in the Company's Annual Report under the captions "Federal Income Tax Considerations -- Taxation of the Company as a REIT -- General" and "--Taxation of Taxable U.S. Shareholders of the Company Generally." In determining the extent to which a distribution on the Series C Preferred Shares constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated first to distributions with respect to the Series C Preferred Shares, the Series B Preferred Shares and the Series A Preferred Shares, and second to distributions with respect to the Company Common Shares.

     REDEMPTION OF SERIES C PREFERRED SHARES FOR CASH. The treatment accorded to any redemption by the Company of Series C Preferred Shares for cash can only be determined on the basis of particular facts as to each holder of Series C Preferred Shares ("Preferred Holder") at the time of redemption. In general, a Preferred Holder will recognize capital gain or loss measured by the difference between the amount received by the Preferred Holder upon the redemption and such holder's adjusted tax basis in the Series C Preferred Shares redeemed (provided the Series C Preferred Shares are held as a capital asset) if such redemption
(i) results in a "complete termination" of the Preferred Holder's interest in all classes of stock of the Company under Section 302(b)(3) of the Code or (ii) is "not essentially equivalent to a dividend" with respect to the Preferred Holder within the meaning of Section 302(b)(1) of the Code. In general, a redemption is "not essentially equivalent to a dividend" to a particular shareholder if the redemption results in a "meaningful reduction" of the shareholder's proportionate interest in the company. The determination of whether a redemption is "not essentially equivalent to dividend" depends on the facts and circumstances of each case. In applying these tests, there must be taken into account not only any Series C Preferred Shares owned by the Preferred Holder, but also such Preferred Holder's ownership of Common Shares, Series A Preferred Shares, Series B Preferred Shares, and any options (including share purchase rights) to acquire any of the foregoing. The Preferred Holder also must take into account any such securities (including options) which are considered to be owned by such Preferred Holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code. If a particular Preferred Holder owns (actually or constructively) no Common Shares, Series A Preferred Shares or Series B Preferred Shares, or an insubstantial percentage of the outstanding Common Shares, Series A Preferred Shares or Series B Preferred Shares, a redemption of a portion of the Preferred Holder's Series C Preferred Shares is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, whether a dividend is "not essentially equivalent to a dividend" depends on all of the facts and circumstances and a Preferred Holder intending to rely on any of these tests at the time of redemption should consult its own tax adviser to determine their application to its particular situation.

     If the redemption does not meet any of the tests under Section 302 of the Code, then the proceeds received from the redemption of Series C Preferred Shares will be treated as a dividend on the Series C Preferred Shares as described under "Federal Income Tax Considerations -- Taxation of Taxable U.S. Shareholders of the Company Generally" in the Company's Annual Report. If the redemption proceeds are taxed as a dividend, the Preferred Holder's adjusted tax basis in the Series C Preferred Shares redeemed will be transferred to any other shareholdings of the Preferred Holder in the Company. If the Preferred Holder owns no other shares of beneficial interest in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

     Any portion of the cash received in the redemption attributable to accrued dividends may be taxable as ordinary income.

     SPECIAL CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS. There are several special considerations for prospective purchasers of Series C Preferred Shares who are Non-U.S. Shareholders for U.S. federal tax purposes. For a description of these special considerations, see "Federal Income Tax Considerations -- Taxation of Non-U.S. Shareholders of the Company" in the Company's Annual Report.

RECENT CHANGES TO CAPITAL GAIN TAXATION

     The Internal Revenue Service Restructuring and Reform Act of 1998, which was signed into law on July 22, 1998, reduced the required holding period for the application of the 20% and 25% capital gain tax rates from more than 18 months to more than 12 months for sales of capital gain assets on or after January 1, 1998. It is expected that the IRS will issue clarifying guidance (most likely applying the same principles set forth in IRS Notice 97-64) regarding the application of the new holding period requirement to capital gain dividend designations by REITs.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of Series C Preferred Shares set forth opposite the name of each such Underwriter. Morgan Stanley & Co. Incorporated is acting as the bookrunner for the offering of the Series C Preferred Shares.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Morgan Stanley & Co. Incorporated...........................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
PaineWebber Incorporated....................................
Prudential Securities Incorporated..........................
Smith Barney Inc. ..........................................
                                                                 ---------
     Total..................................................     3,000,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series C Preferred Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Series C Preferred Shares offered hereby (other than those covered by the Underwriters' overallotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the Series C Preferred Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at a price
that represents a concession not in excess of $     per share under the public
offering price. Any Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          a share to other Underwriters or to
certain dealers. After the initial offering of the Series C Preferred Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 30 days after the date of this Prospectus Supplement, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Series C Preferred Shares, or any shares of beneficial interest of the Company which are substantially similar to the Series C Preferred Shares (other than shares of beneficial interest which are convertible into Common Shares of the Company) or any securities convertible into or exercisable or exchangeable for Series C Preferred Shares or such shares of beneficial interest or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Series C Preferred Shares, or any shares of beneficial interest of the Company which are substantially similar to the Series C Preferred Shares (other than shares of beneficial interest which are convertible into Common Shares of the Company) or any securities convertible into or exercisable or exchangeable for Series C Preferred Shares or such shares of beneficial interest, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Series C Preferred Shares, other securities, in cash or otherwise.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an aggregate of 450,000 additional Series C Preferred Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the Series C Preferred Shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Series C Preferred Shares as the number set forth next so such Underwriter's name in the preceding table bears to the total number of Series C Preferred Shares set forth next to the names of all Underwriters in the preceding table.

     The Company expects to list the Series C Preferred Shares on the NYSE. Trading of the Series C Preferred Shares on the NYSE, if listing is approved, is expected to commence within 30 days after initial delivery of the Series C Preferred Shares. The Underwriters have advised the Company that they intend to make a market in the Series C Preferred Shares prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series C Preferred Shares, however, and may cease market-making activities, if commenced, at any time.

     In order to facilitate the offering of the Series C Preferred Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series C Preferred Shares. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Series C Preferred Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Series C Preferred Shares, the Underwriters may bid for, and purchase, Series C Preferred Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Series C Preferred Shares in the offering, if the syndicate repurchases previously distributed Series C Preferred Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series C Preferred Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the Series C Preferred Shares will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain tax matters will be passed upon by Hogan & Hartson L.L.P., Washington D.C., special tax counsel for the Company. Brown & Wood LLP, New York, New York will act as counsel to the Underwriters.

PROSPECTUS

                                 $1,500,000,000

                         EQUITY OFFICE PROPERTIES TRUST
                        COMMON SHARES, PREFERRED SHARES,
               COMMON SHARE WARRANTS AND PREFERRED SHARE WARRANTS
                            ------------------------

     We may from time to time offer in one or more series or classes (i) our common shares of beneficial interest, par value $.01 per share ("Common Shares"), (ii) our preferred shares of beneficial interest, par value $.01 per share ("Preferred Shares"), which may be convertible into Preferred Shares or Common Shares and (iii) our warrants exercisable for Common Shares ("Common Warrants") or Preferred Shares ("Preferred Warrants," and together with Common Warrants, "Warrants"), with an aggregate initial offering price of up to $1,500,000,000 in amounts, at prices and on terms determined at the time of offering. We may offer the Common Shares, Preferred Shares and Warrants (collectively, the "Securities") separately or together, in separate series in amounts, at prices and on terms described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     We will deliver this Prospectus together with a Prospectus Supplement setting forth the specific terms of the Securities we are offering. Such terms will include, where applicable: (i) any initial public offering price of Common Shares; (ii) the specific title and stated liquidation value, any distribution, liquidation, redemption, conversion, voting and other rights, and any initial public offering price of Preferred Shares; and (iii) the specific title and aggregate number, and the issue price and exercise price and date(s) or period(s) of Warrants. In addition, such terms shall include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to assist in maintaining our status as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     We may offer the Securities directly, through agents, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution" on page 15. No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of those Securities.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                 The date of this Prospectus is July 22, 1998.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Information contained in or incorporated by reference into this Prospectus and the accompanying Prospectus Supplement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act. These forward-looking statements relate to, without limitation, future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The cautionary statements incorporated by reference from our 1997 Annual Report on Form 10-K under the caption "Risk Factors" and other similar statements contained in this Prospectus or the accompanying Prospectus Supplement identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Room of the Commission, Washington, D.C. 20549, upon payment of prescribed rates, or in certain cases by accessing the Commission's World Wide Web site at http://www.sec.gov. The Common Shares are listed on the NYSE under the symbol "EOP" and the Series A Preferred Shares are listed on the NYSE under the symbol "EOPpfA." Such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act, with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The Commission maintains a "web site" that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended to date.

     b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     c. The Company's Current Report on Form 8-K/A, filed with the Commission on February 18, 1998 (amending the Company's Current Report on Form 8-K filed with the Commission on December 24, 1997) and the Company's Current Report on Form 8-K filed with the Commission on June 30, 1998.

     d. The Company's Registration Statement on Form 8-A, which incorporates by reference a description of the Common Shares from the Company's Registration Statement on Form S-11 (File No. 333-26629).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of a particular offering of Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Securities, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Equity Office Properties Trust, Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606, Attention: Diane Morefield (telephone number:
(312) 466-3300).

     As used herein and in the accompanying Prospectus Supplement, "Company" means Equity Office Properties Trust, a Maryland real estate investment trust, and one or more of its subsidiaries (including EOP Operating Limited Partnership, a Delaware limited partnership (the "Operating Partnership")), and predecessors thereof (the "Equity Office Predecessors") or, as the context may require, Equity Office Properties Trust only or the Operating Partnership only. All references to the historical activities of the Company prior to July 11, 1997, refer to the activities of the Equity Office Predecessors.

                                  THE COMPANY

     The Company was formed to continue and expand the national office property business organized by Samuel Zell, chairman of the Board of Trustees of the Company. The Company, a self-administered and self-managed real estate investment trust ("REIT"), is the managing general partner of the Operating Partnership. The Company owns all of its assets and conducts substantially all of its business through the Operating Partnership and its subsidiaries.

     The Company's executive offices are located at Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606, and its telephone number is (312) 466-3300.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to invest, contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership. The Operating Partnership intends to use such net proceeds for general business purposes, including, without limitation, the repayment of certain outstanding debt and the acquisition or development of additional properties.

                RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
                         PREFERRED SHARE DISTRIBUTIONS

     The Company's ratios of earnings to combined fixed charges and preferred share distributions are as follows:

                                                              EQUITY OFFICE
                        THREE MONTHS                           PREDECESSORS         EQUITY OFFICE PREDECESSORS
                            ENDED            COMPANY            (COMBINED             (COMBINED HISTORICAL)
                          MARCH 31,       (HISTORICAL)         HISTORICAL)           YEARS ENDED DECEMBER 31,
                        ------------    JULY 11, 1997 TO    JANUARY 1, 1997 TO   --------------------------------
                        1998    1997    DECEMBER 31, 1997     JULY 10, 1997      1996   1995   1994   1993   1992
                        -----   -----   -----------------   ------------------   ----   ----   ----   ----   ----
Ratio of Earnings to
  Combined Fixed
  Charges and
  Preferred Share
  Distributions.......  1.94    1.90          2.11                 1.52          1.49   1.21   1.24   1.23   1.24

     The ratios of earnings to combined fixed charges and preferred share distributions were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), the amortization of debt issuance costs, the portion of rental expense deemed to represent interest expense and preferred share distributions.

                          DESCRIPTION OF COMMON SHARES

     The following description sets forth the general terms of the Common Shares which may be issued by the Company. The description set forth below and in any Prospectus Supplement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Company's Articles of Amendment and Restatement of Declaration of Trust (the "Declaration of Trust") which will be made available as requested.

     Pursuant to its Declaration of Trust, the Company is authorized to issue 750 million Common Shares. The Common Shares currently outstanding are listed for trading on the New York Stock Exchange ("NYSE"). As of June 30, 1998, 252,580,792 Common Shares were issued and outstanding. The Company will apply to the NYSE to list the additional Common Shares to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

     All Common Shares will be, when issued against payment therefor, fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of the Company's Declaration of Trust regarding restrictions on transfers of shares of beneficial interest, holders of Common Shares are entitled to receive distributions if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The rights of holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any Preferred Shares that have been issued and may be issued in the future. The Board of Trustees of the Company may cause Preferred Shares to be issued to obtain additional financing, in connection with acquisitions, to officers, trustees and employees of the Company pursuant to benefit plans or otherwise and for other proper corporate purposes. The Company currently pays regular quarterly distributions on the Common Shares, as well as on the Series A Preferred Shares and the Series B Preferred Shares (as such terms are hereinafter defined).

     Subject to the provisions of the Company's Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of Common Shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any trustees.

     Holders of Common Shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Company's Declaration of Trust regarding restrictions on ownership and transfer, Common Shares have equal distribution, liquidation and other rights.

     Pursuant to Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time (the "Maryland REIT Law"), a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust's declaration of trust. The Company's Declaration of Trust contains such a provision providing for a lesser percentage, a majority of outstanding shares, with respect to transactions pursuant to which the Company's assets will be combined with those of one or more other entities (whether by merger, sale or other transfer of assets, consolidation or share exchange).

     Under the Maryland REIT Law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), or the Maryland REIT Law without the affirmative vote or written consent of the shareholders. The Company's Declaration of Trust permits such action by the Board of Trustees. Also under the Maryland REIT Law, a declaration of trust may permit the board of trustees to amend the declaration of trust to increase the aggregate number of shares of beneficial interest or the number of shares of any class without shareholder approval. The Company's Declaration of Trust authorizes the Board of Trustees to increase or decrease the aggregate number of shares of beneficial interest of the Company or the number of shares of beneficial interest of any class of beneficial interest of the Company but requires that such action be approved by the affirmative vote of a majority of all the votes cast on the matter at a meeting of shareholders at which a quorum is present.

     The Company's Declaration of Trust authorizes the Board of Trustees to reclassify any unissued Common Shares into other classes or series of beneficial interest and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

     The transfer agent and registrar for the Common Shares is Boston EquiServe LLP, an affiliate of First National Bank of Boston.

                        DESCRIPTION OF PREFERRED SHARES

     The following description sets forth the general terms of the Preferred Shares which may be issued by the Company. The description set forth below and in any Prospectus Supplement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Company's Declaration of Trust, the applicable Articles Supplementary to the Declaration of Trust determining the terms of the related series of Preferred Shares (the "Articles Supplementary"), and the Bylaws of the Company, each of which will be made available as requested.

     Pursuant to its Declaration of Trust, the Company is authorized to issue 100 million Preferred Shares, to classify any unissued Preferred Shares and to reclassify any previously classified but unissued Preferred Shares of any series from time to time, in one or more series, as authorized by the Board of Trustees.

     As of June 30, 1998, the Company had outstanding (i) 8,000,000 8.98% Series A Cumulative Redeemable Preferred Shares, liquidation preference, $25.00 per share ("Series A Preferred Shares") and (ii) 6,000,000 5.25% Series B Convertible, Cumulative Redeemable Preferred Shares, liquidation preference of $50.00 per share ("Series B Preferred Shares").

     Series A Preferred Shares. The Series A Preferred Shares rank senior to the Common Shares and on a parity with the Series B Preferred Shares with respect to payment of distributions and distributions of assets upon liquidation, dissolution or winding up of the Company. Holders of the Series A Preferred Shares are entitled to receive, when and as authorized by the Company, cumulative cash distributions at the rate of 8.98% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.245 per share). Such distributions are cumulative and are payable quarterly in arrears on or before March 15, June 15, September 15 and December 15 of each year. The Series A Preferred Shares are not convertible or entitled to the benefit of any sinking fund. On and after June 15, 2002, the Company, at its option, may redeem the Series A Preferred Shares, in whole or from time to time in part, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions thereon to the date fixed for redemption. However, the redemption price (other than the portion thereof consisting of accrued and unpaid distributions) is payable solely out of the sale proceeds of other shares of beneficial interest of the Company. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series A Preferred Shares are entitled to a liquidation preference of $25.00 per share, plus accumulated and unpaid distributions to the date of payment, before any distribution of assets is made to holders of Common Shares and any other class or series of shares of the Company ranking junior to the Series A Preferred Shares as to liquidation rights.

     Series B Preferred Shares. The Series B Preferred Shares rank senior to the Common Shares and on a parity with the Series A Preferred Shares with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of the Company. Distributions on the Series B Preferred Shares are cumulative and are payable quarterly on or about the fifteenth day of February, May, August and November of each year, at the rate of 5.25% of the $50.00 liquidation preference per annum (equivalent to $2.625 per annum per share), subject to increase if the Company fails to satisfy certain obligations to file a registration statement to register resales of the Series B Preferred Shares and the Common Shares issuable upon redemption or conversion of the Series B Preferred Shares and to file an application with the NYSE to list the Series B Preferred Shares and Common Shares issuable upon redemption or conversion of the Series B Preferred Shares on the NYSE, in each case, on or before August 10, 1998. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series B Preferred Shares are entitled to a liquidation preference of $50.00 per share, plus accumulated and unpaid distributions to the date of payment, before any distribution of assets is made to holders of Common Shares and any other class or series of shares of the Company ranking junior to the Series B Preferred Shares as to liquidation rights.

     The Series B Preferred Shares are convertible at any time, at the option of the holder, unless previously redeemed, into Common Shares at a conversion price of $35.70 per Common Share (equivalent to a conversion rate of 1.40056 Common Shares for each Series B Preferred Share), subject to adjustment in certain circumstances (the "Conversion Price"). The Series B Preferred Shares are subject to mandatory redemption on February 15, 2008 at a price of $50.00 per Series B Preferred Share, plus accumulated and unpaid distributions to the redemption date. The Series B Preferred Shares are not redeemable prior to February 15, 2003. On and after February 15, 2003, the Series B Preferred Shares will be redeemable by the Company, in whole or from time to time in part, at the option of the Company, for such number of Common Shares as are issuable at the Conversion Price (the "Share Redemption Right"). The Company may exercise the Share Redemption Right only if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of the Common Shares on the NYSE exceeds $41.055 per share, subject to adjustment in certain circumstances. On and after February 15, 2003, the Series B Preferred Shares may be redeemed at the option of the Company for cash (the "Cash Redemption Right"), in whole or from time to time in part, initially at $51.1667 per Series B Preferred Share and thereafter at prices declining to $50.00 per Series B Preferred Share on and after February 15, 2007, plus in each case accumulated and unpaid distributions, if any, to the redemption date. The Company will not exercise its Cash Redemption Right unless the redemption price (other than the portion thereof consisting of accumulated and unpaid distributions) for the exercise of the Cash Redemption Right is paid solely out of the sale proceeds of other shares of beneficial interest of the Company, which may include other series of Preferred Shares, and from no other source. In addition, in certain circumstances relating to the preservation of the Company's status as a REIT for federal income tax purposes, the Company may redeem Series B Preferred Shares at any time.

     In connection with the offering of the Series B Preferred Shares, the Board of Trustees determined that the Ownership Limit (as defined herein) with respect to the Series B Preferred Shares means the greater of (i) 9.9% of the Series B Preferred Shares (in value or number, whichever is more restrictive) or (ii) such number of Series B Preferred Shares such that five Persons who are considered individuals pursuant to Section 542 of the Code, as modified by
Section 856(h)(3) of the Code (taking into account all Excepted Holders (as defined in the Declaration of Trust)), could not Beneficially Own (as defined in the Declaration of Trust), in the aggregate, more than 49.5% of the value of the outstanding shares of beneficial interest of the Company.

     The Prospectus Supplement relating to any Preferred Shares offered thereby will contain the specific terms thereof, including, without limitation:

     (1)  The title, series and stated value of the Preferred Shares;

     (2) The number of Preferred Shares offered, the liquidation preference per share and the initial offering price or prices of the Preferred Shares;

     (3) The distribution rate(s), period(s) and/or payment date(s) (or method(s) of calculation thereof) applicable to the Preferred Shares;

     (4) Whether distributions on the Preferred Shares are cumulative or non-cumulative and, if cumulative, the dates from which distributions will begin to accumulate;

     (5) The procedures for auction and remarketing, if any, for the Preferred Shares;

     (6)  The provisions for a sinking fund, if any, for the Preferred Shares;

     (7)  The provisions for redemption, if applicable, of the Preferred Shares;

     (8)  Any listing of the Preferred Shares on any securities exchange;

     (9) The terms and conditions, if applicable, upon which the Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);

     (10) The relative ranking and preferences of the Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company if other than as described in this Prospectus;

     (11) Any limitations on issuance of any other series of Preferred Shares ranking senior to or on a parity with Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (12) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

     (13) A discussion of all material federal income tax considerations, if any, applicable to the Preferred Shares that are not discussed in this Prospectus; and

     (14) Any other specific terms, preferences, rights, limitations or restrictions of the Preferred Shares (which shall not be inconsistent with the provisions of the Company's Declaration of Trust or the applicable Articles Supplementary).

     Rank. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Shares of the Company and to all equity securities the terms of which specifically provide that such equity securities rank junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company other than referred to in clauses (i) and (iii); and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to such Preferred Shares. The term "equity securities" does not include convertible debt securities.

     Distributions. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Company, out of assets of the Company legally available for payment to shareholders, cash distributions (or distributions in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Trustees of the Company.

     Distributions on any series of Preferred Shares, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Company fails to declare a distribution payable on a distribution payment date on any series of the Preferred Shares for which distributions are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accumulated for such period, whether or not distributions on such series are declared payable on any future distribution payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any Preferred Shares of any series are outstanding, no full distributions shall be declared or paid or set apart for payment on any shares of beneficial interest of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past distribution periods and the then current distribution period or (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to distributions with the Preferred Shares of such series, all distributions declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to distributions with such Preferred Shares shall be declared pro rata so that the amount of distributions declared per share of Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accumulated distributions per share on the Preferred Shares of such series and such other series of Preferred Shares (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Preferred Shares of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no distributions (other than in Common Shares or other shares of beneficial interest ranking junior to the Preferred Shares of such series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation, nor shall any Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation).

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Preferred Shares for the year and the denominator of which shall be the Total Dividends.

     Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company on the date(s) or during the period(s) to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid distributions thereon (which shall not, if such Preferred Shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of the Company, the terms of such Preferred Shares may provide that, if no such shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable shares of beneficial interest of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the current distribution period and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no Preferred Shares of any series shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distributions periods and the then current distribution period, and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation); provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of Preferred Shares of such series to assist in maintaining the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number and series of Preferred Shares to be redeemed; (iii) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (iv) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and (v) the date upon which the holders' conversion rights, if any, as to such shares shall terminate. If fewer than all of the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accumulate on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of shares of beneficial interest of the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all distributions accumulated and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares beneficial interest of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

     Voting Rights. Holders of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever distributions on any Preferred Shares shall be in arrears for six or more quarterly periods, the holders of such Preferred Shares (voting together as a single class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Shares has a cumulative distribution, all distributions accumulated on such series of Preferred Shares for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares do not have a cumulative distribution, four consecutive quarterly distributions shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Company will be increased by two Trustees.

     Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting together as a single class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to such series of Preferred Shares with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Declaration of Trust or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of Preferred Shares; and provided further that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares of such series shall have been converted or redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Shares is convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion date(s) or period(s), provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

     Registrar and Transfer Agent. The registrar and transfer agent for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

                            DESCRIPTION OF WARRANTS

     The Company may issue Common Warrants or Preferred Warrants for the purchase of Common Shares or Preferred Shares, respectively. Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

     (1)  The title of the Warrants;

     (2)  The aggregate number of the Warrants;

     (3)  The price or prices at which the Warrants will be issued;

     (4) The designation, number and terms of the Common Shares or Preferred Shares, as the case may be, purchasable upon exercise of the Warrants;

     (5) The designation and terms of the other Securities offered thereby with which the Warrants are issued and the number of the Warrants issued with each such Security offered thereby:

     (6) The date, if any, on and after which the Warrants and the related Common Shares or Preferred Shares, as the case may be, will be separately transferable;

     (7) The price per share at which the Common Shares or Preferred Shares, as the case may be, purchasable upon exercise of the Warrants may be purchased;

     (8) The date(s) on which or the period(s) during which the right to exercise the Warrants will commence and the date on which the right shall expire;

     (9) The minimum or maximum number of Warrants which may be exercised at any one time;

     (10) Information with respect to book entry procedures, if any;

     (11) A discussion of certain federal income tax considerations, if any; and

     (12) Any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.

                     RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

     Because the Board of Trustees believes it is desirable for the Company to qualify as a REIT, the Declaration of Trust, subject to certain exceptions as discussed below, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% in value or number (whichever is more restrictive) of the Common Shares or of any series of the Preferred Shares (the "Ownership Limit"). The ownership attribution rules under the Code are complex and may cause Common Shares or any series of Preferred Shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.9% of the Common Shares or any series of Preferred Shares (or the acquisition of an interest in an entity that owns, actually or constructively, Common Shares or any series of Preferred Shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.9% of the outstanding Common Shares or the applicable series of Preferred Shares, as the case may be, and thus subject such Common Shares or Preferred Shares to the Ownership Limit. The Board of Trustees will grant an exemption from the Ownership Limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Code if it is satisfied, based upon the advice of counsel or a ruling from the IRS, that such ownership will not cause a person who is an individual to be treated as owning Common Shares in excess of the Ownership Limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Trustees may require undertakings or representations from the applicant with respect to preserving the REIT status of the Company. Under certain circumstances, the Board of Trustees may, in its sole and absolute discretion, grant an exemption for individuals to acquire Preferred Shares in excess of the Ownership Limit, provided that certain conditions are met and any representations and undertakings that may be required by the Board of Trustees are made.

     The Declaration of Trust permits the Board of Trustees to increase the Ownership Limit with respect to any class or series of shares of beneficial interest of the Company; provided, however, that, after giving effect to such increase, five beneficial owners of Common Shares may not beneficially own in the aggregate more than 49.5% of the outstanding Common Shares.

     The Declaration of Trust further prohibits (a) any person from actually or constructively owning shares of beneficial interest of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of the Company if such transfer would result in shares of beneficial interest of the Company being owned by fewer than 100 persons.

     Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of beneficial interest of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT.

     If any purported transfer of shares of beneficial interest of the Company or any other event would otherwise result in any person violating the Ownership Limit or the other restrictions in the Declaration of

Trust, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares that exceeds the Ownership Limit (referred to as "excess shares") and the Prohibited Transferee will acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") will cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violating transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who will be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee will have the authority (at the trustee's sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Declaration of Trust provides that the transfer of the excess shares will be void.

     In addition, shares of beneficial interest of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date of the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of beneficial interest held in the Company. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

     The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated under the Code) of the lesser of the number or value of the outstanding shares of beneficial interest of the Company must give a written notice to the Company by January 31 of each year. In addition, each shareholder will, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of the Company's shares of beneficial interest might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The Company may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices for cash or assets in transactions that do not constitute a business combination within the meaning of Rule 145 promulgated under the Securities Act. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers from whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements of Equity Office Properties Trust appearing in Equity Office Property Trust's Annual Report (Form 10-K, as amended by Form 10-K/A) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Beacon Properties Corporation, appearing in the Current Report on Form 8-K/A of Equity Office Properties Trust filed with the Commission on February 18, 1998, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their reports included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain tax matters will be passed upon by Hogan & Hartson L.L.P., Washington, D.C., special tax counsel to the Company.